Exhibit 99.1

Date: March 4, 2016	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NORSAT INTERNATIONAL INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 30, 2016
Record Date for Voting (if applicable) :	March 30, 2016
Beneficial Ownership Determination Date :	March 30, 2016
Meeting Date :	May 04, 2016
Metropolitan Hotel Vancouver,
Meeting Location (if available) :	645 Howe Street,
Vancouver, B.C.
V6C 2Y9
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	656512209	CA6565122091

Sincerely,

Computershare
Agent for NORSAT INTERNATIONAL INC